BONTAN CORPORATION INC.

BONTAN ANNOUNCES INTERIM FINANCIAL RESULTS FOR THE SECOND QUARTER 2007

TORONTO, ON –November 22, 2006, Bontan Corporation Inc. (OTCBB: BNTNF) today announced that its unaudited consolidated financial statements and accompanying notes for the six months ended September 30, 2006 and the related management’s discussion and analysis (“M D & A “) were filed with the relevant Canadian securities regulatory authorities. Copies of Bontan’s filed documents may be obtained through SEDAR at www.Sedar.com.

Our consolidated revenue for the quarter ended September 30, 2006 was $89,000 and net loss for the same quarter was $91,000 ($0.00 per share) compared to the revenue of $1.9 million and a net loss of $3.1 million for the same period in 2005. Our consolidated net loss for the six month period ended September 30, 2006 was $470,000 compared to the loss of $4.5 million for the same period in 2005.

The following table summarizes financial information for the 2nd quarter ended September 30, 2006 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	Sept.30, 2006	June30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005 (a)	June 30, 2005	Mar. 31, 2005 (b)	Dec. 31, 2004
Total Revenue	89	26	116	(174)	1,914	2	241	160
Income from operations	-	-	116	(174)	1,914	2	258	160
Net loss from continuing operations	(91)	(379)	(91)	(155)	(3,148)	(1,391)	(4,200)	(21)
Gain(Loss) from discontinued operations	-	-	-	-	-	-	2	(182)
Net loss per share - basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.21)	(0.11)	(0.40)	(0.01)

(a)

Quarter ended September 30, 2005

Revenue mainly comprised gain on sale of indirect participation interest in oil exploration project in Papua New Guinea, 33% due to realised gain on disposal of short term investments of the surplus funds on hand and the balance consisted of interest earned primarily on the escrow account balance relating to gas project in Louisiana.

The expenses mainly related to the write off of working interest in gas exploration project in Louisiana, 30% ($2 million) of the expenses comprised value of shares and options issued to consultants and directors under the Company’s various Plans.

(b)

Quarters ended March 31, 2005

Substantial part of the loss and contributed surplus for fiscal 2005 are attributable to the accounting for options granted to various consultants during 2005 under the Company’s two option plans for services.

There are presently 27,300,203 issued and outstanding common shares.

The current market value of the company’s cash and short term marketable securities is approximately $6.8 million.

The company is currently seeking opportunities in the natural resource sector with a focus on oil and gas on a global basis.

Kam Shah, CEO commented, “We are pleased to report quarterly financial results, which reflect our conservative approach to limit operating costs while increasing the value of the surplus funds on hand. At present, the Company has approximately $ 6.8 million in cash and short-term marketable securities. We have been and are currently evaluating many participation opportunities in the natural resource sector, in particular oil and gas. In the light of today’s high commodity prices, we have been very careful with the resources of the Company to ensure that whatever exploration projects we elect to participate in, will meet Bontan’s stringent investment criteria”.

About Bontan Corporation Inc.

Bontan Corporation Inc. [OTCBB:  BNTNF] is a diversified natural resource company that acquires working interests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.